August 14, 2018

VIA EDGAR

Mr. Robert F. Telewicz Jr.

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities, Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:                            Equity Commonwealth (the “Company”)

Form 10-K for the fiscal year ended December 31, 2017

Filed February 15, 2018 (the “Filing”)

File No. 001-09317

Dear Mr. Telewicz:

The Company is writing in response to your letter dated August 2, 2018.  For your convenience, your original comment appears below in italicized text and is followed by the Company’s response.

Form 10-K for fiscal year ended December 31, 2017

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 27

1.                        We note your disclosure that as a result of your repositioning strategy you evaluated each of the real estate assets in your portfolio for impairment.  We note similar disclosure included in your Form 10-K for the period ended December 31, 2015.  Please explain to us why you have continued to recognize impairment charges in 2016, 2017 and 2018 if your entire portfolio was evaluated for impairment in 2015 in light of your repositioning strategy.

Company Response:   The Company reviews its properties for impairment quarterly, or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  For the information of the staff, page F-11 of the 2017 Annual Report on Form 10-K discusses this policy.

In December of 2016, our Board of Trustees adopted an office repositioning strategy.  Prior to that time, the Company was executing on its disposition strategy, which our Board of Trustees implemented in October 2014 upon internalizing our management structure.

When performing our impairment analysis, we compare the current carrying value of the asset to the estimated undiscounted cash flows that are directly associated with the use and ultimate disposition of the asset. Our estimated cash flows are based on several key assumptions, including rental rates, costs

Mr. Robert F. Telewicz Jr.

August 14, 2018

of tenant improvements, leasing commissions and assumptions regarding the residual value upon disposition, including the exit capitalization rate. These key assumptions are subjective in nature and could differ materially from actual results. In conjunction with the Company’s disposition strategy, our estimated holding periods are updated from time-to-time based upon a multitude of factors, such as solicited/unsolicited offers, broker opinions of value, other dispositions in the same or nearby markets, leasing activity and significant tenant losses.  Updated market information and holding periods are then considered when conducting the impairment analyses and have resulted in impairments taken subsequent to December 31, 2015.

2.            For each impaired property in 2016, 2017 and 2018, tell us the holding period assumed for the property in your impairment analysis performed in 2015 and the rationale behind that holding period given your repositioning strategy.

Company Response:   As noted in our response # 1, our estimated holding periods are updated from time to time based upon a multitude of factors such as solicited/unsolicited offers, broker opinions of value, other dispositions in the same or nearby markets, leasing activity and significant tenant losses.  These estimated holding periods generally range from 1-20 years.  In light of the Company’s disposition strategy, the Company assumed shorter holding periods for certain properties.  The holding periods and rationale for those holding periods assumed as of December 31, 2015 for each property impaired subsequent to December 31, 2015 are outlined in the table below:

2-year holding period- See Note 1 below for details.

Property	City, State
111 Monument Circle	Indianapolis, Indiana
101-115 W. Washington Street	Indianapolis, Indiana
100 East Wisconsin Avenue	Milwaukee, Wisconsin
111 Market Place	Baltimore, Maryland
25 S. Charles Street	Baltimore, Maryland
820 W. Diamond	Gaithersburg, Maryland
2250 Pilot Knob Road	Mendota Heights, Minnesota
411 Farwell Avenue	South St. Paul, Minnesota
Danac Stiles Business Park	Rockville, Maryland

4-year holding period- See Note 2 below for details.

Property	City, State
625 Crane Street	Aurora, Illinois
Cabot Business Park Land	Mansfield, Massachusetts
4700 Belleview Avenue	Kansas City, Missouri
777 East Eisenhower Parkway	Ann Arbor, Michigan
97 Newberry Road	East Windsor, Connecticut

Mr. Robert F. Telewicz Jr.

August 14, 2018

20-year holding period- See Note 3 below for details.

Property	City, State
Parkshore Plaza	Folsom, California

Note 1:  2-year holding period for properties classified as ready to market on the Company’s disposition pipeline report.

Note 2:  4-year holding period for properties classified as under consideration on the Company’s disposition pipeline report.

Note 3:  20-year holding period for properties not considered to be sales candidates as of December 31, 2015. Parkshore Plaza was in the midst of a repositioning that entailed converting a single-tenant building into a multi-tenant building.  Additionally, the property was encumbered by a mortgage loan that included a parent guarantee. It was assumed at the time these issues would take considerable time to resolve.

The Company appreciates your comments and welcomes the opportunity to discuss with you the responses provided above.  Please call me at 312-646-2839 if you have any questions or require additional information.

Sincerely,

Equity Commonwealth

By:	/s/ Adam Markman
Adam Markman
Treasurer & Chief Financial Officer